UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ELANDIA, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

28413U 20 4 (CUSIP Number)

April 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 28413U 20 4

1	NAME OF REPORTING PERSON W&R South Pacific, L.P.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,396,718
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

1,396,718
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%
12	TYPE OF REPORTING PERSON

PN

CUSIP No.: 28413U 20 4

1	NAME OF REPORTING PERSON W&R, Inc.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

American Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,396,718
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

1,396,718
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%
12	TYPE OF REPORTING PERSON

CO

CUSIP No.: 28413U 20 4

1	NAME OF REPORTING PERSON Barry I. Rose

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,396,718
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

1,396,718
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%
12	TYPE OF REPORTING PERSON

IN

CUSIP No.: 28413U 20 4

1	NAME OF REPORTING PERSON Fay Alailima Rose

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,396,718
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

1,396,718
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%
12	TYPE OF REPORTING PERSON

IN

Item 1.	(a)	Name of Issuer

The name of the Issuer is Elandia, Inc., a corporation organized under the laws of the State of Delaware.

	(b)	Address of Issuer’s Principal Executive Office

The address of the Issuer’s principal executive office is 1500 Cordova Road, Suite 312, Fort Lauderdale, Florida 33316.

Item 2.	(a)	Name of Persons Filing

W&R South Pacific, L.P. (“WRSP”), W&R, Inc. (“WR”), and Barry I. Rose and Fay Alailima Rose (collectively, the “Roses”).

	(b)	Address of Principal Business Office, or if none, Residence

		WRSP:	c/o Joseph Whitford, Davis Wright Tremaine LLP, 2600 Century Square, 1501 Fourth Avenue, Seattle, Washington 98101

		WR:	c/o Rose Joneson Vargas, P.C., 3501 Main Nuuuli Highway, Origin Energy Building, Pago Pago, American Samoa 96799

		The Roses:	c/o Rose Joneson Vargas, P.C., 3501 Main Nuuuli Highway, Origin Energy Building, Pago Pago, American Samoa 96799

	(c)	Citizenship

WRSP is a company organized under the laws of Washington. WR is a company organized under the laws of American Samoa. The Roses are citizens of the United States.

	(d)	Title of Class of Securities

Common Stock, par value $.00001 per share, of the Issuer (the “Common Stock”).

	(e)	CUSIP Number

Not Applicable

Item 3.		Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

WRSP is the holder of record of 1,396,718 shares of Common Stock. WRSP is owned and controlled by WR. As a result, WR could be deemed to beneficially own 1,396,718 shares of Common Stock of the Issuer. WR is wholly owned by the Roses. As a result, the Roses could each be deemed to beneficially own 1,396,718 shares of Common Stock.

(b) Percent of Class: 10.6%.

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or direct vote: 1,396,718 shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 1,396,718 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: ☐.

Item 6.	Ownership of Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

W&R SOUTH PACIFIC, L.P.

Date: October 17, 2006	By:	/s/ Barry I. Rose
	Name:	Barry I. Rose
	Title:	Managing Partner

W&R, INC.

Date: October 17, 2006	By:	/s/ Barry I. Rose
	Name:	Barry I. Rose
	Title:	President

Date: October 17, 2006	/s/ Barry I. Rose
Barry I. Rose

Date: October 17, 2006	/s/ Fay Alailima Rose
Fay Alailima Rose

Exhibit Index

Exhibit Number	Description
99.1	Joint Filing Agreement